# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Management Corporation, CIK 0001176948
CUSIP: 03990B101
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1800 Avenue of the Stars, Suite 1400, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-008758
Filed by CIK 0001620263

## Reporting persons
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,360,850; sole dispositive power 0; shared dispositive power 109,360,850; aggregate amount beneficially owned 109,360,850 (33.4% of the class)
  Comment: The reported securities represent (i) 4,281,729 shares of Class A common stock, par value $0.01 per share, of the Issuer ("Class A Shares") and (ii) 105,079,121 partnership units of Ares Holdings L.P., which are convertible one for one into Class A Shares, subject to certain restrictions ("AOG Units").
  
  The percent of class is calculated based on 221,955,340 Class A Shares outstanding on December 31, 2025, based on information provided by the Issuer, as increased by 105,079,121 Class A Shares issuable upon conversion of 105,079,121 AOG Units held by Ares Owners (as defined herein).
- Ares Owners Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 109,360,850; sole dispositive power 0; shared dispositive power 109,360,850; aggregate amount beneficially owned 109,360,850 (33.4% of the class)
  Comment: The reported securities represent (i) 4,281,729 Class A Shares and (ii) 105,079,121 Class A Shares issuable upon conversion of 105,079,121 AOG Units.
  
  The percent of class is calculated based on 221,955,340 Class A Shares outstanding on December 31, 2025, based on information provided by the Issuer, as increased by 105,079,121 Class A Shares issuable upon conversion of 105,079,121 AOG Units held by Ares Owners (as defined herein).

## Item 1. Issuer
Name of issuer: Ares Management Corporation
Address of issuer's principal executive offices: 1800 Avenue of the Stars Suite 1400 Los Angeles, CA, 90067

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

1. Ares Partners Holdco LLC ("Ares Partners")

2. Ares Owners Holdings L.P. ("Ares Owners")
Address of principal business office or, if none, residence:
1800 Avenue of the Stars, Suite 1400
Los Angeles, California 90067
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The securities reported on this Schedule 13G include an aggregate of 4,281,729 Class A Shares held by Ares Owners and an aggregate of 105,079,121 AOG Units held by Ares Owners. The general partner of Ares Owners is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (each a "Board Member" and collectively, the "Board Members"). Mr. Ressler generally has veto authority over decisions of the Board Members. Based on information reported in Statements on Schedule 13G filed by, or information received from, the Board Members, the Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 112,046,064 Class A Shares in the aggregate, which includes 105,079,121 shares that may be acquired upon the exchange of AOG Units held by Ares Owners, representing an aggregate of 34.2% of the outstanding Class A Shares (based on 221,955,340 outstanding shares as of December 31, 2025, as increased by (i) 105,079,121 Class A Shares issuable in respect of 105,079,121 AOG Units held by Ares Owners and (ii) 246,061 Class A Shares issued to certain of the Board Members on January 31, 2026 upon the vesting of restricted stock units).
Percent of class:
See responses to Item 11 on each cover page.

The percentages reflected on the cover pages to this Schedule 13G are calculated based on an aggregate of 221,955,340 Class A Shares outstanding as of December 31, 2025, as reported by the Issuer, as increased by 105,079,121 Class A Shares issuable in respect of 105,079,121 AOG Units held by Ares Owners.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Exhibit A.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1620263/000110465919008758/a19-4665_8ex99d1.htm

## Signatures
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (02/17/2026)
- Ares Owners Holdings L.P.: /s/ Anton Feingold, Anton Feingold/Authorized Signatory from Ares Partners Holdco LLC, its General Partner (02/17/2026)